

December 17, 2012

<u>Via E-mail</u>
Mr. Gilbert L. Danielson
Executive Vice President, Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **RE:** **Aaron's, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Period ended September 30, 2012**
> **Filed November 7, 2012**
> **File No. 1-13941**

Dear Mr. Danielson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Critical Accounting Policies

Leases and Closed Store Reserves, page 25

2. We note that you record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income based upon historical experience. We further note that due to changes in market conditions, your estimates related to sublease income may change and as a result, your actual liability may be more or less than the liability recorded at December 31, 2011. Given this fact, please expand your disclosures to quantify the gross amount of your future obligations related to closed stores.

Results of Operations, page 27

3. Please address the following comments with regards to your discussion of results of operations:
    • Present and discuss each segment's revenues and clarify which of the revenue line items presented in your table is reflected in each segment;
    • Provide a discussion of each segment's earnings before income taxes for each period presented;
    • Explain the reason for the increase in litigation expense; and
    • Expand your discussion of depreciation expense to address whether utilization rates impacted your depreciation expense. In this regard, we note from your critical accounting policy disclosures that you have different depreciation rates for merchandise on lease and merchandise not on lease.

Liquidity and Capital Resources

General, page 32

4. Please expand your discussion of the $257.9 million increase in cash flows from operations to provide a more substantive discussion of this material increase in cash flows. Specifically, quantify and explain why you had lower tax payments and tax refunds. Also, while you indicate that the increase in cash flows is also due in part to income from operations, we note that your income from operations actually decreased from 2010 to 2011.

Financial Statements

Notes to the Financial Statements

Note A – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangibles, page 47

5. Please expand your disclosures to address the following:
   - You test goodwill and intangibles with indefinite lives at the operating segment level. Please clarify here and in Note K what your operating segments are;
   - Please identify the nature and quantify the amount of your intangibles with indefinite lives;
   - The fair value of reporting units used in the goodwill and intangible assets with indefinite lives impairment test is determined based on either a multiple of gross revenue or other appropriate fair value methods. Please separately identify the impairment test(s) for goodwill and your intangibles with indefinite lives;
   - Please clarify what is meant by other appropriate fair value methods and whether multiple methods are being used to value goodwill and intangibles with indefinite lives. If so, please clarify how you weight each of the methods used, including the basis for that weighting;
   - Please disclose if and/or how the methodologies used for valuing goodwill and intangibles with indefinite lives in the current year have changed since the prior year; and
   - The HomeSmart division reporting unit is the only reporting unit for which estimated fair values were not substantially in excess of their carrying values. It also appears that this reporting unit as well as reportable segment has continued to record losses before income taxes through the nine months ended September 30, 2012 based on page 14 of your Form 10-Q for the period ended September 30, 2012. In this regard, please disclose the amount of goodwill associated with this reporting unit so that readers have may better understand and evaluate the asset at risk.

Revenue Recognition, page 49

6. Please expand your disclosures to address the following:
   - Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of products, you should consider providing separate disclosures for each significant category of products. Please clarify if all of your arrangements are operating leases pursuant to ASC 840-10-25-43;
   - Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements; and
   - Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20.

7. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt of the merchandise by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please disclose how and when these sales are reflected on your consolidated financial statements.

Form 10-Q for the Period Ended September 30, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

Note D – Commitments, page 15

Legal Proceedings, page 15

9. At September 30, 2012, you estimated that the aggregate exposure to loss for all material pending legal proceedings for which a loss is probable, excluding an immaterial amount for which you have already accrued, is $4.9 million. Your disclosures indicate that you only recorded an accrual for part of the probable loss rather than for the entire probable loss. Please advise how you determined this was appropriate pursuant to ASC 450-20-25-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief